SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (AMENDMENT NO. 3)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                         WESTPORT RESOURCES CORPORATION
                 (FORMERLY KNOWN AS BELCO OIL & GAS CORPORATION)
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961418100
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              C/O HOWARD L. BOIGON
                         WESTPORT RESOURCES CORPORATION
                              1670 BROADWAY STREET
                                   SUITE 2800
                             DENVER, COLORADO 80202
                                 (303) 573-5404
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                              KENNETH S. WITT, ESQ.
                             GREENBERG TRAURIG, LLP
                          1200 17TH STREET, SUITE 2400
                             DENVER, COLORADO 80202
                                 (303) 572-6500

                                DECEMBER 10, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The total number of shares of Common Stock (as defined herein) reported herein is 9,700,000, which constitutes 14% of the total number of shares outstanding as of November 3, 2003. Ownership percentages set forth herein are based on the Issuer's Form 10-Q filed on November 14, 2003, which disclosed that there were 67,306,592 shares of Common Stock of Issuer (as defined herein) outstanding and 2,930,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"), outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 shares of Common Stock per share of Preferred Stock.

                         (continued on following pages)


                               (Page 1 of 5 Pages)

________________________________________________________________________________
CUSIP No. 961418100                      13D                   Page 2 of 5 Pages
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSONS  MEDICOR FOUNDATION
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS
     OO (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     LIECHTENSTEIN
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF         9,700,000 SHARES (SEE ITEM 5)
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY          -0-  SHARES (1) (SEE ITEM 5)
   EACH        _________________________________________________________________
 REPORTING     9    SOLE DISPOSITIVE POWER
  PERSON            9,700,000 SHARES (SEE ITEM 5)
   WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                    -0- (SEE ITEM 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,700,000 SHARES (SEE ITEM 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14% (SEE ITEM 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     OO


(1) Because MEDICOR is a party to the Termination and Voting Agreement (as defined herein), MEDICOR may be deemed to own an additional 23,675,558 shares of Issuer Common Stock which are owned by the other parties to the Termination and Voting Agreement. However, MEDICOR disclaims beneficial ownership of such shares.
                               (Page 2 of 5 Pages)

                                  SCHEDULE 13D


THIS AMENDMENT NO. 3 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2003, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 2003, AS AMENDED BY AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 12, 2003. THE TEXT OF ITEM 4 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:


ITEM 4.        PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended by deleting the text of the final paragraph thereof in its entirety and inserting the following:

     The shares of Issuer Common Stock owned by MEDICOR are being held for investment purposes. MEDICOR actively reviews its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, in comparison with other investment opportunities. Based upon such review, MEDICOR will take such actions with respect to the Issuer Common Stock they own as they deem appropriate in light of the circumstances existing from time to time. MEDICOR may determine to dispose of some or all of the Issuer's securities currently owned by them either in the open market (subject to applicable legal restrictions) or in registered or privately negotiated transactions, or in other transactions they determine to be appropriate, including, for example, by way of gift or in exchange for other securities. On December 10, 2003, MEDICOR sold 1,300,000 shares of Issuer Common Stock for $27.256 per share in a Rule 144 transaction (the "Sale Transaction"). MEDICOR does not presently have any plans or intentions to acquire additional Issuer securities.


                               (Page 3 of 5 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2003

                              MEDICOR FOUNDATION


                              By:      /s/  Anton M. Lotzer
                                 ---------------------------------

                              Name:  Anton M. Lotzer
                              Title:  Member of the Board of Foundation





                              By:      /s/  Albin A. Johann
                                 ---------------------------------

                              Name:  Albin A. Johann
                              Title: Member of the Board of Foundation/Secretary

                               (Page 4 of 5 Pages)

    EXHIBIT
    NUMBER                 DESCRIPTION
    ---------              -------------

     10.1 Third Amended and Restated Shareholders Agreement dated as of February 14, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, MEDICOR Foundation and certain other stockholders named therein (incorporated by reference from Exhibit 10.1 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.2 Contribution Agreement dated February 14, 2003, among Westport Energy LLC, Westport Investments Limited, and MEDICOR Foundation (incorporated by reference from Exhibit 10.2 of Schedule 13D filed with the Securities and Exchange Commission on February 14,
                           2003).

     10.3 Letter Agreement dated February 14, 2003 between Westport Investments Limited and MEDICOR Foundation (incorporated by reference from Exhibit 10.3 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.4 Lock-Up Letter Agreement among Westport Energy LLC, Lehman Brothers Inc., Credit Suisse First Boston Corporation and JPMorgan Securities Inc (incorporated by reference from Exhibit 10.4 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.5 Letter dated February 14, 2003 from Lehman Brothers Inc. to Westport Energy LLC (incorporated by reference from Exhibit 10.5 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.6 Letter Agreement dated February 14, 2003 between MEDICOR Foundation and Lehman Brothers Inc (incorporated by reference from Exhibit 10.6 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.7 Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).

     10.8 Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).


                               (Page 5 of 5 Pages)